UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                                 TELEGLOBE INC.
                                (Name of Issuer)
                    ----------------------------------------

                           Common Shares, No Par Value
                         (Title of Class of Securities)
                    ----------------------------------------

                                    87941V100
                                 (CUSIP Number)
                    ----------------------------------------



            Timothy E. McGee                           Martine Turcotte                          Timothy E. McGee
           Corporate Secretary                       Chief Legal Officer                     Chief Legal Officer and
        Bell Canada Holdings Inc.                          BCE Inc.                            Corporate Secretary
    1000 rue de La Gauchetiere Ouest           1000 rue de La Gauchetiere Ouest                    Bell Canada
               Bureau 3700                               Bureau 3700                     1000 rue de La Gauchetiere Ouest
        Montreal (Quebec) H3B 4Y7                 Montreal (Quebec) H3B 4Y7                        Bureau 4100
                 Canada                                     Canada                          Montreal (Quebec) H3B 5H8
        Telephone: (416) 581-4488                 Telephone: (514) 870-4637                           Canada
                                                                                            Telephone: (416) 581-4488




             David G. Masse                            David G. Masse
               Secretary                          Secretary and Treasurer
           129201 Canada Inc.                       3632709 Canada Inc.
    1000 rue de La Gauchetiere Ouest          1000 rue de La Gauchetiere Ouest
              Bureau 3700                               Bureau 4100
       Montreal (Quebec) H3B 4Y7                 Montreal (Quebec) H3B 5H8
                 Canada                                    Canada
       Telephone: (514) 786-3891                 Telephone: (514) 786-3891

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:

                                Odin T. Larocque
                            Assistant General Counsel
                                   Bell Canada
                                   Bureau 4300
                        1000, rue de La Gaucheterie Ouest
                            Montreal (Quebec) H3B 5H8
                             Telephone: 514-870-6383



                                February 15, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     1 of 9

CUSIP No. 87941V100

--------------------------------------------------------------------------------
1.       Name of Reporting Person
            BCE Inc.
         S.S. or I.R.S. Identification No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a)  |_|
         (b)  |_|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Canada
--------------------------------------------------------------------------------

7.                                          Sole Voting Power

                                            0

8.               Number of Shares           Shared Voting Power
                   Beneficially
                      Owned                 58,660,728
                        By
                       Each
9.               Reporting Person           Sole Dispositive Power
                       With
                                            0

10.                                         Shared Dispositive Power

                                            58,660,728
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         58,660,728
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
            X
 -------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         23.13%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------


                                     2 of 9

CUSIP No. 87941V100

--------------------------------------------------------------------------------
1.       Name of Reporting Person
            Bell Canada Holdings Inc.
         S.S. or I.R.S. Identification No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a)  |_|
         (b)  |_|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Canada
--------------------------------------------------------------------------------

7.                                          Sole Voting Power

                                            0

8.               Number of Shares           Shared Voting Power
                   Beneficially
                      Owned                 58,660,728
                        By
                       Each
9.               Reporting Person           Sole Dispositive Power
                       With
                                            0

10.                                         Shared Dispositive Power

                                            58,660,728
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         58,660,728
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
             X
 -------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         23.13%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------


                                     3 of 9

CUSIP No. 87941V100

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         Bell Canada
         S.S. or I.R.S. Identification No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a)  |_|
         (b)  |_|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Canada
--------------------------------------------------------------------------------

7.                                          Sole Voting Power

                                            0

8.               Number of Shares           Shared Voting Power
                   Beneficially
                      Owned                 58,660,728
                        By
                       Each
9.               Reporting Person           Sole Dispositive Power
                       With
                                            0

10.                                         Shared Dispositive Power

                                            58,660,728
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         58,660,728
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
             X
 -------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         23.13%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------


                                     4 of 9

CUSIP No. 87941V100

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         129201 Canada Inc.
         S.S. or I.R.S. Identification No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a)  |_|
         (b)  |_|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Canada
--------------------------------------------------------------------------------

7.                                          Sole Voting Power

                                            0

8.               Number of Shares           Shared Voting Power
                   Beneficially
                      Owned                 54,660,728
                        By
                       Each
9.               Reporting Person           Sole Dispositive Power
                       With
                                            0

10.                                         Shared Dispositive Power

                                            54,660,728
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         54,660,728
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
             X
 -------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         21.56%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------


                                     5 of 9

CUSIP No. 87941V100

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         3632709 Canada Inc.
         S.S. or I.R.S. Identification No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a)  |_|
         (b)  |_|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Canada
--------------------------------------------------------------------------------

7.                                          Sole Voting Power

                                            0

8.               Number of Shares           Shared Voting Power
                   Beneficially
                      Owned                 4,000,000
                        By
                       Each
9.               Reporting Person           Sole Dispositive Power
                       With
                                            0

10.                                         Shared Dispositive Power

                                            4,000,000
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         4,000,000
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
            X

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         1.58%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------


                                     6 of 9

         This Amendment No. 2 supplements and amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 10, 1999 as amended by Amendment 1 thereto (as so amended, the "Schedule 13D") by BCE Inc., a corporation incorporated under the Canada Business Corporation Act ("BCE"), with respect to the common shares, no par value (the "Common Shares"), of Teleglobe Inc., a corporation incorporated under the Canada Business Corporation Act (the "Company" or "Teleglobe"). The purpose of this Amendment No. 2 is to report the entry by BCE and Teleglobe into the Support Agreement dated February 15, 2000 (the "Support Agreement", a copy of which is filed as Exhibit 2A hereto and incorporated by reference herein) and the entry by BCE and certain shareholders of Teleglobe into the Agreements dated February 15, 2000 (the "Lock-up Agreements", copies of which are filed as Exhibit 2B-1 and 2B-2 hereto and incorporated by reference herein). Terms used but not defined herein have the meanings specified in the Schedule 13D.

Item 3.  Source and Amount of Funds or other Consideration.

         The Support Agreement and Lock-up Agreements provide for the acquisition by BCE of the entire equity interest in Teleglobe in exchange for between 0.85 and 0.97 BCE common shares per Teleglobe Common Share as provided in the Support Agreement and as described in the Press Release by BCE dated February 16, 2000, a copy of which is filed as Exhibit 2C hereto and incorporated by reference herein (the "Press Release").

Item 4.  Purpose of Transaction

         The purpose of the Support Agreement and Lock-up Agreements is the acquisition by BCE of all of the Common Shares of Teleglobe not owned by BCE or its subsidiaries.

         Pursuant to the Indemnification Letter dated February 15, 2000 (the "Indemnification Letter", a copy of which is filed as Exhibit 2D hereto and incorporated by reference herein) between BCE, Kenny A. Troutt and certain related shareholders of Teleglobe (the "Troutt Group"), BCE has agreed, among other things, to offer the opportunity, under certain circumstances, to the Troutt Group to offer to acquire the multilevel marketing business of, and/or the United States domestic telecommunications networth of, Excel Communications Inc.

         Except as described in this Amendment No. 2, in the Support Agreement, the Lock-up Agreements, the Indemnification Letter or the Press Release, all of which are incorporated by reference herein, none of BCE, BCH, Bell Canada, 129201 or 3632709 nor any person controlling such companies, nor any of the persons named in Exhibit A to the Schedule 13D, has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         As described in the Press Release and provided in the Lock-up Agreements, both of which are incorporated by reference herein, the Teleglobe shareholders which are parties to the Lock-up Agreements have agreed to the acquisition by BCE of the 65,368,691 Teleglobe Common Shares owned by such shareholders, representing approximately 25.78%B of the outstanding Teleglobe Common Shares and, under certain circumstances, up to 750,712 Common Shares issuable upon exercise of options by certain of such shareholders, representing approximately 0.3% of the outstanding Teleglobe Common shares. Such Teleglobe Common Shares are not included in the number of Teleglobe Common Shares, or the percent of the class thereof which such Common Shares represent, reported on the cover pages of this Amendment No. 2.

         Schedule 1 hereto, which is incorporated herein by reference, sets forth the ownership of Common Shares by Directors and Officers of BCE, BCH, Bell Canada, 129201 and 3632709. No transaction in securities of the Company has been effected during the last 60 days except as described in Item 4 and except for the sale of 250 Common Shares by Mrs. Corriveau-Gougeon on February 16, 2000
in a regular brokerage transaction on the Toronto Stock Exchange at CDN$39.15 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Teleglobe.

         BCE has entered into the Support Agreement and Lock-up Agreements which are described in the Press Release and copies of which are filed as exhibits hereto and incorporated by reference herein.

         The Teleglobe Common Shares subject to the Lock-up Agreements represent approximately 25.78% of the Teleglobe Common Shares currently outstanding and the Teleglobe Common Shares subject to the Lock-up Agreements, both of which are incorporated by reference herein, which are issuable on exercise of options represent approximately 0.3% of the Teleglobe Common Shares currently outstanding.


Item 7.  Material to be Filed as Exhibits

Schedule 1 Ownership of Teleglobe Common Shares by Directors and Officers of BCE, BCH, Bell Canada, 12920 and 3632709 (supersedes Schedule 1 filed November 30, 1999)

Exhibit A    Directors and Officers of BCE, BCH, Bell Canada, 12920 and
             3632709 (supersedes Exhibit A filed November 30, 1999)

Exhibit 2A   Support Agreement dated February 15, 2000 between BCE and Teleglobe

Exhibit 2B-1 Agreement dated February 15, 2000 between BCE and the Troutt Group

Exhibit 2B-2 Agreement dated February 15, 2000 between BCE, Telesystem Telecom
             Ltd. and Charles Sirois

Exhibit 2C   Press Release by BCE dated February 15, 2000

Exhibit 2D Indemnification Letter dated February 15, 2000 between BCE and the Troutt Group

                                SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2000                        BCE INC.

                                             By  /s/ Martine Turcotte
                                             -----------------------------------
                                             Name: Martine Turcotte
                                             Title: Chief Legal Officer

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 2000                       BELL CANADA HOLDINGS INC.


                                             By /s/ Timothy E. McGee
                                             -----------------------------------
                                             Name: Timothy E. McGee
                                             Title: Corporate Secretary




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2000                        BELL CANADA

                                             By /s/ Timothy E. McGee
                                             -----------------------------------
                                             Name: Timothy E. McGee
                                             Title: Chief Legal Officer and
                                                       Corporate Secretary


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2000                        129201 CANADA INC.


                                             By /s/ David G. Masse
                                             -----------------------------------
                                             Name:  David G. Masse
                                             Title: Secretary


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2000                        3632709 CANADA INC.


                                             By /s/ David G. Masse
                                             -----------------------------------
                                             Name:  David G. Masse
                                             Title: Secretary and Treasurer